Exhibit 99.5

www.excellonresources.com

EXCELLON REPORTS THIRD QUARTER 2022 FINANCIAL RESULTS

Toronto, Ontario – November 8, 2022 – Excellon Resources Inc. (TSX:EXN, NYSE:EXN and FRA:E4X2) (“Excellon” or the “Company”) is pleased to report financial results for the three- and nine-month periods ended September 30, 2022.

Q3 2022 Financial and Operational Highlights (compared to Q3 2021)

●	Revenues of $7.0 million (Q3 2021 – $9.2 million), impacted by lower base metal grades and provisional repayments due to lower metal prices
●	Production cost per tonne decreased 26% to $208 per tonne (Q3 2021 – $281 per tonne)
●	Total cash cost net of by-products per silver ounce payable decreased 11% to $9.78 (Q3 2021 – $11.02)
●	All-in sustaining cost (“AISC”) per silver ounce payable decreased 34% to $14.31 (Q3 2021 – $21.52)

Shawn Howarth, President and CEO commented, “We thank all our employees for a safe and successful wind down of operations at Platosa and Miguel Auza in October, as we transitioned both facilities to care-and-maintenance. We are very proud of the cooperation and support received from our communities over the years and we will continue to ensure responsible environmental stewardship throughout care-and-maintenance. Strategic priorities for the Company remain to be advancing our Kilgore project in Idaho, a contemplated spin-out of Silver City and pursuing M&A where our operational experiences add value to new development opportunities. We look forward to updating investors as these initiatives progress.”

Financial Results

Financial results for the periods indicated below were as follows:

(‘000s of USD, except amounts per share and per ounce)	Q3 2022	Q3 2021	9-mos 2022(7)	9-mos 2021
Revenue (1)	6,982	9,151	23,260	28,649
Production costs	(4,579)	(5,567)	(16,000)	(17,557)
Write-down of materials and supplies	-	-	(532)	24
Depletion and amortization	(1,153)	(1,809)	(6,370)	(5,372)
Cost of sales	(5,732)	(7,376)	(22,902)	(22,905)
Gross profit	1,250	1,775	358	5,744

Corporate administration	(1,279)	(1,453)	(3,781)	(5,436)
Exploration and holding expense	(2,344)	(2,538)	(4,299)	(5,411)
Other (expense) income	(247)	(6)	786	(844)
Finance expense	(985)	(688)	(3,086)	(2,438)
Provision for litigation	-	(22,277)	-	(22,277)
Impairment losses	-	(752)	-	(752)
Income tax expense	(174)	(4,921)	(194)	(4,913)
Net loss	(3,779)	(30,860)	(10,216)	(36,327)
Adjusted net loss (2)	(3,779)	(4,755)	(9,687)	(10,242)
Loss per share – basic and diluted	(0.11)	(0.94)	(0.30)	(1.12)
Adjusted Loss per share – basic and diluted (2)	(0.11)	(0.15)	(0.26)	(0.28)
Cash flow (used in) from operations (3)	(1,651)	(9)	223	1,867

Production cost per tonne (4)	208	281	261	284
Cash cost per silver ounce payable net of by-products ($/Ag oz)	9.78	11.02	11.35	12.14
AISC per silver ounce payable ($/Ag oz) (5)	14.31	21.52	17.29	24.79

Realized prices: (6)
Silver – ($US/oz)	19.14	24.11	21.48	25.71
Lead – ($US/lb)	0.88	1.07	0.97	0.99
Zinc – ($US/lb)	1.49	1.36	1.67	1.31

(1)	Revenues are net of treatment and refining charges (“TC/RCs”).
(2)	Adjusted net loss for 2021 periods exclude $22.3 million related to the Provision for litigation, the related $0.8 million impairment loss and $3.1 million deferred tax asset derecognition expenses (included in Income tax expense).
(3)	Cash flow from operations before changes in working capital.
(4)	Production cost per tonne includes mining and milling costs, excluding depletion and amortization, materials and supplies write-down, and inventory adjustments.
(5)	AISC per silver ounce payable excludes administrative and share-based payment costs attributable to the Company’s non-producing projects and includes underground drilling costs.
(6)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.
(7)	9-mos 2022 results were impacted by the labour action in March 2022 (the “Labour Action”), which resulted in negligible production for the month of March 2022.

Revenues decreased by $2.2 million or 24% during Q3 2022 compared to Q3 2021, driven primarily by lower metal grades in the pillars and remnants mined resulting in lower lead and zinc payable metal sold by 17% and 45% respectively, and lower realized silver and lead prices by 21% and 18% respectively, partially offset by a 10% increase in realized zinc prices. Revenues decreased by $5.4 million or 19% during 9-mos 2022 compared to 9-mos 2021, impacted by the Labour Action which eliminated production for the month of March 2022; and lower payable metals sold as well as lower realized silver and lead prices as discussed above.

Production costs decreased by $1.0 million during Q3 2022 relative to Q3 2021, driven primarily by a $0.7 million decrease in electricity costs as a result of reduced dewatering drawdown rates at Platosa. Total production costs for the 9-mos 2022 decreased $1.0 million relative to the comparative period, driven primarily by a $1.5 million decrease in electricity costs, a function of reduced dewatering at Platosa and a $0.6 million incremental polar-vortex related energy cost in 2021, partly offset by $0.5 million in mine closure related costs recorded in Q2 2022 and a $0.9 million change in inventory adjustment.

Administrative expense decreased by $0.2 million in Q3 2022 reflecting the lower valuation of share-based compensation compared to Q3 2021. For 9-mos 2022, administrative expense decreased $1.7 million, driven by the reduction in personnel since the comparative period ($0.5 million) and lower value of share-based compensation compared to 9-mos 2021.

Exploration and holding expense in Q3 2022 included $1.9 million at Kilgore (including 1,925 metres drilled), $0.2 million at Silver City and $0.3 million in Mexico. For the 9-mos 2022, spend included $2.3 million at Kilgore, $0.9 million at Silver City (including 1,223 metres drilled in Q1 2022) and $1.1 million in Mexico. For a detailed breakdown, see Note 12 of the Q3 2022 Condensed Consolidated Financial Statements.

Other income or expense included realized and unrealized foreign exchange gains and losses, unrealized gains and losses on marketable securities and warrants, interest income and other non-routine income or expenses. Other expenses for Q3 2022 increased $0.2 million compared to the comparative period, primarily driven by unrealized foreign exchanges losses in Q3 2022. For the 9-month periods the $1.6 million positive variance includes the 2022 collection of $0.6 million in insurance proceeds, a $0.3 million improvement in foreign exchange gains and losses and a $0.7 million reduction in fair value losses on marketable securities and warrants compared to the comparative period.

Net finance expense in Q3 2022 comprises primarily $0.9 million of interest expense on the 5.75% secured convertible debentures (the “Convertible Debentures”) issued in Q3 2020, which are recorded at amortized cost and accreted to the principal amount over the term of the Convertible Debentures (Q3 2021 – $0.7 million). This interest expense consists of $0.6 million in coupon interest for both Q3 2022 and Q3 2021 and $0.3 million accretion in Q3 2022 (Q2 2021 – $0.1 million) of the face value of the Convertible Debentures using the effective interest rate method. Net finance expense in 9-mos 2022 comprises primarily $2.9 million of interest expense on the Convertible Debentures, which are recorded at amortized cost and accreted to the principal amount over the term of the Convertible Debentures (9-mos 2021 – $2.4 million). This interest expense consists of $0.9 million in coupon interest for both 9-mos 2022 and 9-mos 2021 and $2.0 million accretion in 9-mos 2022 (9-mos 2021 – $1.5 million) of the face value of the Convertible Debentures using the effective interest rate method.

Adjusted loss improved by $1.0 million in Q3 2022 relative to the comparative period, driven primarily by a $1.6 million change in tax expense reflecting the non-cash utilization and derecognition of deferred tax assets in Q3 2021, partly offset by lower gross profit ($0.5 million) in Q3 2022. Adjusted loss for 9-mos 2022 was consistent with the adjusted loss of 9-mos 2021 despite the $5.4 million decrease in gross profit and increase in finance expense ($0.6 million) in Q3 2022, which were offset by lower general and administrative costs ($1.7 million), lower exploration expenses ($1.1 million), other income/expenses ($1.6 million) and lower income tax expenses ($1.6 million).

Production cost per tonne milled decreased 26% in Q3 2022 relative to Q3 2021, driven by a 21% reduction in production costs before depletion, amortization, and inventory adjustments, and a 6% increase in tonnes milled in Q3 2022. For the 9-mos 2022 production cost per tonne milled decreased 8% driven by a 13% reduction in production costs before depletion, amortization, materials and supplies write-downs and inventory adjustments, partly offset by a 6% reduction in the tonnes milled in the 9-mos 2022.

Total cash cost per silver ounce payable decreased by 11% for Q3 2022 relative to Q3 2021 driven primarily by lower cost of sales by 22%, a 59% reduction in TC/RC expenses, partially offset by a 42% reduction in by-product credits. Total cash cost per silver ounce payable in 9-mos 2022 decreased by 7% compared to 9-mos 2021, primarily due to a 57% reduction in TC/RC expenses and an 18% decrease in by-product credits in 2022, partially offset by a 12% reduction in silver ounces payable.

AISC per silver ounce payable decreased by 34% to $14.31 in Q3 2022 compared to $21.52 in Q3 2021 driven primarily by a $1.1 million or 88% decrease in sustaining capital expenditures and a $0.6 million decrease in sustaining exploration. For 9-mos 2022 relative to 9-mos 2021 AISC per silver ounce payable decreased 30% to $17.29, primarily driven by a $1.8 million reduction in total cash cost as discussed above, a $3.9 million reduction in sustaining capital expenditures, a $1.2 million reduction in sustaining exploration and a $0.9 million reduction in share-based payment costs, partially offset by the 12% decrease in silver ounces payable due to the Labour Action in March 2022 and lower grades in the current period.

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s condensed consolidated financial statements for the periods ended September 30, 2022 and 2021, and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.com/edgar.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the three and nine-month periods ended September 30, 2022, for a reconciliation of these measures to reported IFRS results.

Operating Results & Outlook

Operating performance for the periods indicated below was as follows:

	Q3	Q3	9-mos	9-mos
	2022	2021	2022 (4)	2021
Tonnes mined:	23,796	21,592	60,232	64,576
Tonnes milled:	22,683	21,302	60,819	64,712
Grades:
Silver (g/t)	442	526	460	513
Lead (%)	3.69	4.89	4.26	5.13
Zinc (%)	3.14	5.38	4.59	6.20
Recoveries:
Silver (%)	92.5	90.9	90.7	89.2
Lead (%)	76.9	81.2	75.2	80.5
Zinc (%)	78.9	78.3	81.9	77.5
Production(1)
Silver – (oz)	298,091	326,706	814,966	951,466
Lead – (lb)	1,421,741	1,868,018	4,286,172	5,894,807
Zinc-(lb)	1,238,027	1,977,593	5,053,127	6,846,188
AgEq ounces (oz)(2)	459,835	521,160	1,401,386	1,527,287
Payable:(3)
Silver ounces – (oz)	304,788	299,508	751,890	853,329
Lead – (lb)	1,431,989	1,715,670	3,962,932	5,311,195
Zinc – (lb)	852,550	1,556,559	4,028,225	5,404,894
AgEq ounces (oz)(2)	436,996	463,452	1,244,030	1,333,239

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser. Data has been adjusted to reflect final assay and price adjustments for prior-period deliveries settled during the period.
(2)	AgEq ounces established using average realized metal prices during the respective period applied to the recovered metal content of the concentrates to calculate the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ from produced ounces.
(4)	9-mos 2022 results were impacted by the Labour Action which resulted in negligible production for the month of March 2022.

Mine activity in Q3 2022 focused on remnant development and extraction, pillar recovery and minimal mining of fresh mineral. Wind down activities continued in Q3 to minimize the work associated with care and maintenance required in Q4 2022.

Mill feed grades were lower in Q3 2022 versus Q3 2021 mainly reflecting higher dilution when mining remaining extremities where mineralized zones thinned. Mill feed contained higher lead-to-lead oxide ratios leading to lower lead recoveries. Zinc and silver recoveries were also lower due to lower feed grades in Q3 2022.

Zinc, lead and silver production in Q3 2022 were below Q3 2021 mainly due to lower feed grades and associated lower recoveries. Ore stockpiles at September 30, 2022 comprised 2,046 tonnes of mineralized material, reflecting unprocessed and unsold production of approximately 39,772 AgEq ounces.

In early Q4 2022, production ceased and the Platosa Mine and Miguel Auza mill were transitioned into care and maintenance.

The Company is pursuing acquisition opportunities with potential to further enhance value through Excellon’s operating experience in Mexico. In addition, the Company is considering various financing, corporate development and strategic alternatives that may include acquisitions, divestitures, mergers or spin-offs of the Company’s or third parties’ assets, as applicable.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration; and Platosa, a 11,000 hectare exploration package on Mexico’s carbonate replacement deposit (CRD) trend. The Company is also actively seeking to acquire undervalued projects in the Americas.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Shawn Howarth, President & Chief Executive Officer

Daniel Hall, Chief Financial Officer

info@excellonresources.com

www.excellonresources.com

CAUTIONARY STATEMENTS ON FORWARD-LOOKING STATEMENTS AND OTHER MATTERS

Forward-Looking Statements

All statements, other than statements of historical fact, contained, referenced or incorporated by reference in press release constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as: “advancing”, “alternatives”, “believe”, “considering”, “contemplated”, “contingencies”, “could”, “create”, “development”, “discovery”, “enhance”, “estimate”, “expectations”, “exploration”, “forward”, “further”, “future”, “growth”, “initiative”, “innovation”, “look”, “may”, “modelling”, “new”, “ongoing”, “opportunities”, “option”, “outlook”, “pending”, “pipeline”, “planning”, “potential”, “priorities”, “progress”, “project”, “provide”, “provisions”, “provisional”, “pursuing”, “risk”, “seeking”, “strategic”, “subject to”, “testing”, “trend”, “uncertainties”, “viability”, “vision”, “will” and “would”, or variations of such words, and similar such words, expressions or statements that certain actions, events or results can, could, may, should, will (or not) be achieved, occur, provide, result or support in the future or which, by their nature, refer to future events. In some cases, forward-looking information may be stated in the present tense, such as in respect of current matters that may be continuing, or that may have a future impact or effect. Forward-looking statements include statements regarding strategic outlook and initiatives (including any value or other impacts thereof); advancing a precious metals growth pipeline; any spin-out of the Silver City Project (including contemplation thereof, any intention of the Company to seek a public listing of SpinCo and fulfilling the requirements thereof (and there can be no assurance of such fulfilment or public listing), any related financing and purpose thereof and future operations) and the benefits thereof to Excellon shareholders and investors (including exposure to the project, valuation re-rate, being a new market opportunity and improved trading liquidity); consideration of financing, corporate development and strategic alternatives and what such may include; acquisition and other opportunities (including any potential thereof or relating thereto, benefits of Excellon experience, and ways or potential to generate, grow or enhance value and the pursuit thereof; exploration projects, packages, programs or plans; wealth creation; realization of strategic opportunities (and results thereof); project economics, development success and discovery potential; and future impacts of Covid-19 and actions taken to mitigate such. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct, and any forward-looking statements by the Company are not guarantees of future actions, results or performance. Forward-looking statements are based on assumptions, estimates, expectations and opinions, which are considered reasonable and represent best judgment based on available facts, as of the date such statements are made. If such assumptions, estimates, expectations and opinions prove to be incorrect, actual and future results may be materially different than expressed or implied in the forward-looking statements. The assumptions, estimates, expectations and opinions referenced, contained or incorporated by reference in the Q3 2022 Financial Disclosure which may prove to be incorrect include those set forth or referenced in this press release, as well as those stated in the Management’s Discussion & Analysis of Financial Results for the three and nine months ended September 30, 2022 (together with the accompanying financial statements for the same period, the “Q3 2022 Financial Disclosure”), the Company’s Management’s Discussion and Analysis, and accompanying financial statements, for the year ended December 31, 2021 and prior quarters ended in 2022 (collectively, the “FYE 2021 and Prior 2022 Financial Disclosure”), the Company’s annual information form dated March 31, 2022 (“2022 AIF”), the current technical reports for the Company’s projects (collectively, the “Technical Reports”), and the Company’s other applicable public disclosure, all available on the Company’s website at www.excellonresources.com and under its profile at www.sedar.com. Forward-looking statements are inherently subject to known and unknown risks, uncertainties, contingencies and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by the forward-looking statements. Such risks, uncertainties, contingencies and other factors include, among others, the “Risk Factors” in the 2022 AIF, and the risks, uncertainties, contingencies and other factors identified in this press release, the Q3 2022 Financial Disclosure, the FYE 2021 and Prior 2022 Financial Disclosure, the Technical Reports and the Company’s other applicable public disclosure. The foregoing list of risks, uncertainties, contingencies and other factors is not exhaustive; readers should consult the more complete discussion of the Company’s business, financial condition and prospects that is provided in the 2022 AIF and the other aforementioned documents. The forward-looking statements referenced or contained in this press release are expressly qualified by these Cautionary Statements as well as the Cautionary Statements in the Q3 2022 Financial Disclosure, the FYE 2021 and Prior 2022 Financial Disclosure, the 2022 AIF, the Technical Reports and the Company’s other applicable public disclosure. Forward-looking statements contained herein are made as of the date of this press release (or as otherwise expressly specified) and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable laws.

Qualified Persons

Mr. Paul Keller, P. Eng., Chief Operating Officer of the Company and a Qualified Person as defined in NI 43-101 (a “QP”), reviewed, verified and approved the scientific and technical information relating operations and production results contained in this press release. Mr. Jorge Ortega, M.Sc., P.Geo., Vice President Exploration of the Company and a QP, reviewed, verified and approved any scientific and technical information relating to geological interpretation and results contained in this press release.